Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200,
Telephone: (800) 225-5643.


                                      * * *

         RGS SHAREHOLDERS APPROVE MERGER


         ROCHESTER, NY (June 15, 2001) - Shareholders of RGS Energy Group Inc. today overwhelmingly approved a merger with the Energy East Corporation at the RGS annual meeting of shareholders.

         RGS is the parent company of Rochester Gas and Electric Corp.(RG&E) and its subsidiary energy services company, Energetix.

         "This is the right move at the right time for a company with the right stuff," said RGS Chairman and Chief Executive Officer Thomas S. Richards.

         Energy East is a super-regional energy services and delivery company serving two million customers (1.4 million electricity and 600,000 natural gas) in Upstate New York and New England over a 32,000 square-mile service area. It is the parent company of New York State Electric and Gas Corp. (NYSEG), Central Maine Power Co., Connecticut Natural Gas Corp., The Southern Connecticut Gas Co. and Berkshire Gas Co.

         "We welcome the overwhelming approval of RGS shareholders and look forward to meeting the energy needs of Upstate New York consumers," said Wes von Schack, chairman, president and chief executive officer of Energy East.

         If approved by state and federal regulators, the merger is expected to take place early next year. RG&E, Energetix and NYSEG will operate under RGS, which will be a wholly owned subsidiary of Energy East, with Richards as chairman, president and chief executive officer. RGS will continue to be headquartered in Rochester.

         RGS shareholders will receive the equivalent of $39.50 for each share of RGS common stock that they own, payable in cash or in Energy East common stock, so long as Energy East's common stock price is between $16.57 and $22.41. Each RGS shareholder will be able to elect the form of consideration that they wish to receive, subject to pro ration so that 55 percent of the RGS shares are exchanged for cash, and 45 percent are exchanged for Energy East common stock.

         Richards told shareholders that the merger is expected to enhance the strength of both RG&E and NYSEG in the emerging competitive electricity marketplace. He said the merger is expected to produce benefits for the Rochester community:

          o    RG&E remains in Rochester.

          o    The RG&E name remains.

          o The community will continue to benefit from RG&E's hometown service and philanthropy.

          o No layoffs are planned and about 40 Energy East employees will be located in Rochester.

          o    RG&E will continue to have local leadership and commitment.

         Richards also told shareholders that 2000 was a good year for their investment in RGS. Revenue grew to $1.4 billion - one-third of it from the unregulated Energetix; earnings-per-share increased from $2.44 to $2.61 and the dividend was maintained at $1.80 per share. The value of RGS stock at the merger price of $39.50 per share represents an increase of 98 percent since the beginning of last year.

         The decision-making that produced a good year for shareholders, customers and employees is guided by four RGS core values, Richards said. They are gas and electric system reliability, stable prices, support for customer choice, and community responsibility.

         "We run your company with attention to our values and in so doing can preserve what has been so positive in our past as we change and succeed in the future," Richards told shareholders.

         Richards said the transition to a more competitive electricity marketplace continues to present challenges. He said RGS has avoided the electric reliability problems that have affected other parts of the country and protected customers from price volatility by "having the perseverance and strength to affect the policies that are changing our industry and help(ing) manage the consequences."

          Richards said the merger is expected to give RGS increased ability to manage the multi-year adjustment to a restructured electric utility industry. "It gives us the strength and capacity to manage this transition in a way that does not sacrifice reliability and provides stable, fair prices," he said.

                                      ####

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS' and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS' and Energy East's most recent report filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS and Energy East have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/statement prospectus and other documents filed by RGS and Energy East with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of RGS' filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.